UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024
Commission File Number: 001-40238

SANTECH HOLDINGS LIMITED

F3, 8 Yincheng Mid. Road, Pudong New District,
Shanghai, People’s Republic of China, 200120
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Santech Holdings Limited Announces US$5 Million Share Repurchase Program

On August 26, 2024 Beijing Time, the registrant announced that its board of directors has authorized a new share repurchase program under which the registrant may repurchase up to US$5 million worth of its outstanding American Depositary Shares (“ADSs”), each representing two ordinary shares, over the next 12 months starting from August 26, 2024. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

99.1	Press release dated August 26, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Santech Holdings Limited

		By:	/s/ Wang Dian
		Name:	Wang Dian
		Title:	Chief Executive Officer

Date:	August 26, 2024 Beijing Time